Exhibit 99.1

PRESS RELEASE

CHC Helicopter Corporation T 604.276.7500 F 604.279.8341 www.chc.ca
CHC anticipates proceeds of $48 million from sale of Canadian Helicopters Limited

Thursday, September 1, 2005, Vancouver, B.C., Canada: CHC Helicopter Corporation (“CHC”) (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) today announced anticipated net proceeds from the sale of its remaining interest in Canadian Helicopters Limited (“CHL”) to be approximately $48 million. On this sale, CHC expects to record a combined pre-tax gain and dividend income of approximately $20 million, based on the value of CHC’s investment in CHL as of July 31, 2005.

CHC’s interest in CHL is being acquired by the Canadian Helicopters Income Fund, which has been formed to indirectly purchase CHL through a public offering of trust units. The sale is subject to various conditions and approvals which will be obtained before the closing of the public offering, which is expected to occur on or about September 9, 2005.

CHC's offshore oil and gas operations in Eastern Canada are not included in this sale. Proceeds of the sale will be applied to debt reductions and may be used to fund future capital expenditures.

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President	Chris Flanagan,
And Chief Financial Officer	Director of Communications
604-276-2494	604-279-2493/340-7659

If you wish to be added to, or removed from, the Company's distribution list, please contact communications@chc.ca.

This press release may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC’s Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.